SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Listed Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

NOTICE TO THE MARKET

Filing of Form 20-F

TIM Participações S.A. (“TIM”) announced that its Annual Report on Form 20-F (the “20-F”), reporting its financial and operational data for 2011, was filed with the U.S. Securities and Exchange Commission, or the SEC, and the Brazilian Securities and Exchange Commission, the Comissão de Valores Mobiliários, or CVM, on May 14, 2012.

The 20-F contains detailed information about TIM, including certifications under the U.S. Sarbanes-Oxley Act (“SOX”), which attest to the effectiveness of TIM’s internal controls and procedures. TIM’s independent auditors, PricewaterhouseCoopers, issued an audit opinion on the financial statements and the effectiveness of internal controls over financial reporting as of December 31, 2011.

In addition to publishing the 20-F, TIM also advises that, following the allegations raised by the Milan Public Prosecutor against TIM’s controlling shareholder and TIM’s former chief executive officer, and the possible implications for the financial reports of TIM, these allegations were reported to the SEC pursuant to Form 12b-25 to request a delay in the filing of its 20-F for up to 15 calendar days. During this period, a limited internal review of TIM’s operations was conducted by an independent auditing firm in relation to the effectiveness of internal controls over financial reporting and SOX certifications, with reference to the filing of the 20-F. Based on the review, nothing came to the attention of the independent auditing firm that caused it to believe that there were any inaccuracies in financial statements or operational data or internal controls and procedures that would prevent the certification of TIM’s financial information for 2011.

TIM reiterates its commitment to the highest degree of corporate governance, evidenced by its recent accession to the Novo Mercado segment of BM&FBOVESPA, followed by the adoption of leading practices in corporate governance.

Rio de Janeiro, May 15, 2012

Rogerio Tostes
Investor Relations Officer
of TIM Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 15, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.